UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Co-Chief Executive Officer

Mr. Heng Wang, the Co-Chief Executive Officer of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from his positions as the Co-Chief Executive Officer of the Company and a director of the Board of Directors (the “Board”), effective on January 28, 2026. His resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Chief Executive Officer

Effective January 28, 2025, the Board appointed Mr. Tianlong Wang as the Chief Executive Officer of the Company. The biographical information of Mr. Tianlong Wang is set forth below.

Mr. Tianlong Wang has held multiple positions at Youngor Group Co., Ltd. since joining in 2009. Since 2018, he has served as vice general manager for the Beijing region, overseeing regional operations and strategic implementation, achieving consecutive years of double-digit growth. His responsibilities include developing regional strategies, leading digital transformation initiatives, managing financial budgets and risk, and coordinating brand promotion, capital market activities, and government relations. From 2015 to 2018, he was regional sales director, directing the company’s sales network in Beijing, expanding key clients and partnerships, and achieving over 35% growth in the company’s performance in Beijing during tenure. Earlier, he served as senior account manager/regional manager at this company. He holds a Bachelor’s degree in Software Engineering from Hebei University (2005–2009).

Mr. Tianlong Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On January 28, 2026, the Company amended (i) the employment agreement (the “Employment Agreement”) and (ii) the director offer letter (the “Offer Letter”), each dated December 5, 2025, between the Company and Mr. Tianlong Wang. The foregoing description of the Employment Agreement and the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement and the Offer Letter, which are filed as Exhibits 99.1 and 99.2 to this Report.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Amended Employment Agreement, dated January 28, 2026 by and between the Company and Tianlong Wang
99.2	Amended Offer Letter, dated January 28, 2026 by and between the Company and Tianlong Wang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: February 2, 2026

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